SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (“CNPJ/MF”) No. 01.545.826/0001-07

Corporate Registry ID (“NIRE”) 35.300.147.952

MANAGEMENT PROPOSAL

EXTRAORDINARY SHAREHOLDERS’ MEETING

FEBRUARY 20, 2017

at 10 a.m.

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON FEBRUARY 20, 2017

Dear Shareholders,

The management of Gafisa S.A. (“Company” or “Gafisa”), pursuant to CVM Instruction No. 481 of December 17, 2009 (“CVM Instruction No. 481/09”), hereby submits to the Company’s shareholders a proposal on the matters to be resolved at the Company’s extraordinary shareholders’ meeting to be held, on second call notice, on February 20, 2017, at 10 a.m. (“Management Proposal” and “Extraordinary Shareholders’ Meeting”, respectively), namely the:

(i)                      amendment to Article 5 of the Company’s Bylaws, in order to reflect the capital increases and cancellations of shares approved by the Board of Directors until the date of the Extraordinary Shareholders’ Meeting;

(ii)                    reverse split of the Company’s common shares, at a ratio of 13.483023074 to 1, and proportional adjustment of the limit of the authorized capital; and

(iii)                  restatement of the Company’s Bylaws to improve the Company’s governance structures and to reflect the changes resulting from items (i) and (ii) above.

I.                   Amendment to Article 5 of the Bylaws

The Company’s management proposes to update Article 5 of the Bylaws, in order to reflect the changes approved by the Board of Directors in the capital stock of the Company, within the scope of its responsibilities, namely:

•                     capital stock increase, within the limit of the authorized capital, approved at the Board of Directors’ meeting held on December 17, 2012;

•                     capital stock increase, within the limit of the authorized capital, approved at the Board of Directors’ meeting held on April 15, 2013;

•                     capital stock increase, within the limit of the authorized capital, approved at the Board of Directors’ meeting held on May 20, 2013;

•                     capital stock increase, within the limit of the authorized capital, approved at the Board of Directors’ meeting held on July 15, 2013;

•                     capital stock increase, within the limit of the authorized capital, approved at the Board of Directors’ meeting held on December 17, 2013;

•                     cancellation of treasury shares, approved at the Board of Directors’ meeting held on November 18, 2014;

•                     cancellation of treasury shares, approved at the Board of Directors’ meeting held on December 3 ,2014; and

•                     cancellation of treasury shares, approved at the Board of Directors’ meeting held on February 2, 2015.

In compliance with provisions of ICVM 481/09, we attach the following document to this Management Proposal:

•                         Exhibit A – Information indicated in Article 11 of CVM Instruction No. 481/09 related to the amendment to the Company’s Bylaws.

II.                Reverse Split and Proportional Adjustment of the Limit of the Authorized Capital

The Company’s management proposes the reverse split of all common shares issued by it, pursuant to Article 12 of the Law No. 6,404/76, at a ratio of 13.483023074 to 1.

The purpose of the reverse split is to enable the Company to deliver, on the Company’s capital stock reduction, to be resolved at the Company’s extraordinary shareholders’ meeting summoned for 11 a.m. of February 20, 2017, immediately after the Extraordinary Shareholders’ Meeting to which this Management Proposal refers1, one share issued by Construtora Tenda S.A., a publicly-held company enrolled with the CNPJ/MF under No. 71.476.527/0001-35, NIRE 35.300.348.206 (“Tenda”), for each share issued by the Company and held by the Company’s shareholders (i.e., excluding the treasury shares), thus, avoiding any fractional shares.

As a result of the reverse split:

(i)                 378,066,162 common shares issued by the Company will represent 28,040,162 common shares, all registered and without par value;

(ii)               the number of shares that the Company’s Board of Directors is authorized to issue, regardless of a restatement of the Bylaws, shall be adjusted, at the same ratio, rounded down, from 600,000,000 to 44,500,405 common shares; and

(iii)             the Company’s common share certificates issued within the American Depositary Shares (“ADSs”) program sponsored by the Company shall be reverse split at the same ration (so that the ration between ADSs and common shares remains unchanged). The procedures related to the reverse split procedure of the ADSs will be conducted by Citibank, N.A., in its capacity of depositary of the Company’s ADS program.

 1 For additional information on referred Company’s capital stock reduction, see the Management Proposal of the Company’s extraordinary shareholders’ meeting to be held on February 20, 2017, at 11 a.m., also released on this date.

Once the reverse split is approved, the shareholders that own common shares issued by the Company shall be grated with a 30-day term starting on February 21, 2017, which is the day following the date of the Extraordinary Shareholders’ Meeting, and ending on March 22, 2017, to allow them to adjust their shareholding position in multiple lots of 13.483023074 shares, by means of negotiation at the BM&FBOVESPA. Upon expiration of such 30-day term, any fractional shares resulting from the reverse split will be grouped in whole numbers and sold in as many auctions as necessary at the BM&FBOVESPA, and the proceeds of such sales will be made available to the respective shareholders upon financial settlement of such sales. Additional information will be made available in a notice to shareholders in the due course.

If the proposal is approved at the Extraordinary Shareholders’ Meeting, the caput of Articles 5 and 6 of the Bylaws shall be amended in order to reflect the new number of common shares in which the Company’s capital stock will be divided and the new authorized capital.

Pursuant to provisions of CVM Instruction No. 481/09, we attach the following document to this Management Proposal:

•                         Exhibit A – Information indicated in Article 11 of CVM Instruction No. 481/09 related to the amendment to the Company’s Bylaws.

III.             Restatement of the Bylaws

The Company’s management proposes to amend the Bylaws in order to reflect the capital increases and cancellations of shares approved by the Board of Directors, within the scope of its responsibilities, as well as to improve the governance structure of the Company, in addition to minor wording adjustments, renumbering and fixing cross references, as detailed in Exhibit A – Information indicated in Article 11 of CVM Instruction No. 481/09 related to the amendment to the Company’s Bylaws.

São Paulo, February 9, 2017.

The Management

Gafisa S.A.

Exhibit A – Information related to the amendment to the
company’s bylaws

Copy of the Company’s Bylaws with Amendments Proposed (Article 11, I of CVM Instruction No. 481/09)	Report including the Origin, Justification and Effects of Amendments Proposed (Article 11, II of CVM Instruction No. 481/09)

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly held corporation, governed by these Bylaws, its Code of Ethics and Conduct and applicable law and regulations.

Sole Paragraph. With the Company admission to the special securities trading segment of the São Paulo Stock Exchange Commission (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) (hereinafter respectively referred to as “Novo Mercado” and “BM&FBovespa”), the Company, its shareholders, Managers, and members of the fiscal council, when installed, shall be subject to the provisions of the BM&FBovespa New Market Listing Regulation (hereinafter referred to as “Novo Mercado Rules”).

Unaltered.

Article 2. The Company’s headquarters and forum are located in the City of São Paulo, State of São Paulo. The Company may, by resolution adopted either by the board of directors or the executive board, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

Unaltered.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the board of directors, except in the situation provided in Art. 32, ~~33~~§1, in which case prior approval of the board of directors will not be required.

Reference and/or numbering adjustments. There are no legal or economic effects expected.
Article 4. The Company has an indefinite term of duration.	Unaltered.

CHAPTER II
CAPITAL AND SHARES

Article 5. The capital of the Company is R$2,740,661,187.74 ~~R$2.734.156.672,12~~, which is fully subscribed and paid-in, divided into 28,040,162 ~~432.699.559~~ common shares, all registered, book-entry and without par value.

§1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§2. Each common share carries the right to one vote on resolutions at general meetings of shareholders.

§3. The Company shall not issue preferred shares or participation certificates (partes beneficiárias).

§4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Corporation Law.

Amendment to the capital stock in order to reflect (a) the amendments promoted by the Board of Directors in the capital stock, within the scope of its responsibilities, whether within the limit of authorized capital or within the scope of the Share Buyback Programs until the date of the General Shareholders’ Meeting and (b) the Reverse Split. There are no other legal or economic effects expected.

Article 6. The capital of the Company may be increased by resolution adopted by the board of directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 44,500,405 ~~six hundred million (600,000,000)~~ common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution of the shareholders in a general meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Amendment to the capital stock in order to reflect the Reverse Split. There are no legal or economic effects expected.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a public tender offer pursuant to articles 257 to 263 of Corporation Law. Pursuant to article 171, §3 of Corporation Law, there shall be no preemptive rights on the grant and exercise of the share purchase options.

Unaltered.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 8. A general meeting of shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§1. General meetings of shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling general shareholders’ meetings, any general meeting attended by all shareholders shall be considered to have been regularly called.

§2. General meetings of shareholders shall be called to order and chaired by the chairman of the board of directors or, in his absence, by a shareholder appointed by the shareholders at the general meeting. The chairman of the general meeting shall choose one of those present at the meeting to act as secretary.

§3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§4. The list of shareholders present at the meeting shall be closed by the chairman immediately after the general meeting is called to order.

§5. Shareholders which appear at a general meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

§6. The resolutions of the general meeting shall be taken by the majority of affirmative votes of those present, provided that the blank votes shall not be counted, and with the exception of the cases set forth by law and subject to the provisions set forth in the main clause of Article 10.

Unaltered.

Article 9. In addition to the matters provided for by the law, the shareholders in general meeting shall:

(a)      decide on the Company’s exit from the Novo Mercado of BM&FBovespa, which shall be communicated to BM&FBovespa in writing, 30 (thirty) days in advance;

(b)     always subject to the provisions of Article 11, choose, from among the three qualified institutions indicated on a list prepared by the board of directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

(c)      resolve cases on which these Bylaws are silent, subject to the provisions of Corporation Law.

Unaltered.

Article 10. The choice of the specialized institution or firm responsible for the determination of the Company’s Economic Value (as defined hereafter), referred to in Article 9 (b) of these Bylaws, shall be solely made by the shareholders’ general meeting, from the submission, by the board of directors, of triple list, and the respective resolution shall be made by the majority of votes cast by holders of Outstanding Shares present at the general meeting in question, blank votes not being computed. The quorum for the general meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

§1. The appraisal reports mentioned in this Article 10 shall be elaborated by a specialized firm or institution, with proven experience and independent as to the power of decision of the Company, its Managers and/or Controlling Shareholder, in addition to fulfilling the requirements set forth in §1 of Article 8 of Corporation Law, and shall bear the responsibility set forth in §6 of the same article.

§2. For purposes of these Bylaws:

“Controlling Shareholder” means the shareholder(s) or Shareholder Group that exercises Control of the Company;

“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a Disposal of Control of the Company;

“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company;

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s Managers and treasury shares;

“Managers”, when appearing in the singular form, the Company’s officers and members of the board of directors individually referred, or, when in the plural form, the Company’s officers and members of the board of directors collectively referred;

“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;

“Shareholder Group” means a group that (a) are bound by contracts or vote agreements of any nature, whether directly or through controlled companies, controlling companies or companies under common control; or (b) among whom there is a direct or indirect control relationship; or (c) under common control;

“Corporation Law” the Law no. 6.404, of December 15, 1976, and all of the subsequent amendments thereto;

“Control” means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure, regardless of the equity interest held. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last 3 (three) general shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital;

“Statement of Consent from Managers” means the document by which the Company Managers personally undertake to be subject to and act in accordance with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Regulation of Sanctions and the Arbitration Clause and the Arbitration Rules, which document shall also be valid as Arbitration Clause, in the form set out in Exhibit A to the Novo Mercado Rules;

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Rules, the Regulation of Sanctions, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit B to the Novo Mercado Rules;

“Economic Value” the value of the Company and its shares to be determined by specialized firm, availing of acknowledged methodology, or based on another criterion to be established by the Brazilian Securities and Exchange Commission (hereinafter referred to as “CVM”).

Unaltered.

Article 11. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 9 (b) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

Unaltered.

Article 12. The general meeting may suspend the exercise of rights, including the voting right, of the shareholder or Shareholder Group that fails to comply with legal or regulatory obligations, as well as those provided under these Bylaws.

§1. The shareholders representing a minimum of 5% of the Company’s capital may call the general meeting referred to in the main clause of this Article 12, when the board of directors does not respond, within 8 days, to a request for calling it, indicating the violated obligation and the identification of the shareholder or Shareholder Group in default.

§2. The general meeting which approves the suspension of the shareholder’s rights shall be incumbent of establishing, among other aspects, the scope and the term of the suspension, provided that the suspension of the right of supervision and the right to demand information, as provided in law, may not be suspended.

§3. The suspension of rights shall cease when the violated obligation is performed.

Unaltered.
CHAPTER IV MANAGEMENT SECTION IV.I. - GENERAL RULES Article 13. The Company is managed by the board of directors (Conselho de Administração) and the executive board (Diretoria).	Unaltered.

Article 14. The members of the board of directors and the executive board shall be invested in their respective offices within thirty days from the date they were appointed, unless a justification is accepted by the corporate body for which they have been appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the board of directors and the board of executive officers in their respective offices is conditional upon, without prejudice to the compliance of legal requirements applicable, (i) the prior execution of the Statement of Consent from Managers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Unaltered.

Article 15. The shareholders in general meeting shall determine, on an individual or global basis, the remuneration of the Company’s Managers and members of its advisory committees. Where the remuneration is fixed on a global basis, the board of directors shall determine the amounts to be paid to each individual. Where applicable, the board of directors shall also distribute the share in profits fixed by the shareholders in general meeting.

Unaltered.

Art. 16. In performing its attributions and as a parameter of the performance of their duties and legal responsibilities, the Company’s management bodies must rest, strictly on the observation of the following principles and guidelines, without prejudice of others that may be suggested by the Corporate Governance and Compensation Committee ~~Nominating and Corporate Governance Committee~~ and approved by the board of directors:

(a)       the Company’s management shall be performed in a professional way, aligned with the shareholder’s interests, but without association to any particular interests of any shareholder or Shareholder Group individually considered;

(b)       the powers conferred, through these Bylaws, to the management bodies, especially those related to the rules for appointing the candidates for the board of directors and to the appraisal of the terms of a public tender offer, will be exercised strictly according with the Company’s and its shareholders’ best interests, and with the principles set forth herein;

(c)       the existence of the powers mentioned in the item (b) above is based on the shareholders’ interests as a whole, and its only function is to attend and maximize such interests, in case such becomes necessary in view of the Company’s continuity and generation of long-term value;

(d)      the powers set forth in item (b) above cannot be used, under any circumstances, for the private benefit of any shareholder, Shareholder Group, director, officer or group of directors and/or officers;

(e)       the powers mentioned above, as well as its objectives, cannot be understood and have no function whatsoever of serving as an obstacle to the development of Control by any shareholder or Shareholder Group, and as such, the board of directors shall exercise its competence set forth in Article 58 ~~61~~ in such a way as to allow that the eventual development of Control enables the creation of higher value to the Company’s shareholders, within the time horizon it believes to better serve the shareholders’ interests considered as a whole;

(f)        the Company’s management shall be performed transparently, with extensive internal and external provision of the information required by law, regulations or by these Bylaws;

(g)       the strict enforcement of the law and the accounting standards, and the most rigid ethics standards shall be observed by all members of the Company’s management in performing their functions, and they shall responsible for ensuring that the other employees and collaborators of the Company and its controlled companies also observe the same standards;

(h)      the compensation of the members of the Company’s management and its senior employees must support, above all, delivery of results and long-term value creation, as well as the retention of talents, and it must be structured in a way as to prevent any kind of privilege, distortion with respect to market standards or mechanism that may hamper or impair the achievement of the corporate interest;

(i)        the management shall be responsible for the development of internal politics and practices to attract and retain the best talents and to cause the Company to count with highly qualified human resources, also encouraging the achievements of goals and promoting meritocracy; and

(j)         no member of the management may have access to information, participate in meetings of any other management body, exercise voting rights or in any way intervene in matters that are, directly or indirectly, in situations of conflicting interests with the interests of the Company or when it may be particularly benefited in any way.

Reference and/or numbering adjustments, as well as wording adjustments since the Compensation Committee and the Nominating and Corporate Governance Committee have been merged. There are no legal or economic effects expected.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Composition

Article 17. The board of directors is composed of at least five (5) and no more than nine (9) effective members (being permitted the election of alternates), all of whom shall be elected and removable by the shareholders in general meeting, with a unified term of office of two (2) years, re-election being permitted.

Unaltered.

Article 18. From the members of the board of directors, no less than twenty percent (20%) shall be Independent Members, expressly declared as such in the minutes of the shareholders’ general meeting electing them, and the director(s) elected according to the faculty provided for by Article 141, §§ 4 and 5, and Article 239, of the Corporation Law, shall be likewise deemed independent director(s).

§1. When, due to the observance of the percentage referred to in the main clause of this Article 18, the election results in fractional number of directors, the shareholders in general meeting shall round it to whole number: (i) immediately above, when the fraction is equal to or greater than 0.5 (five decimals), or (ii) immediately below when the fraction is less than 0.5 (five decimals).

§2. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capital; (ii) is not a Controlling Shareholder, nor a spouse or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to the company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (v) is not an employee or member of the management of the Company or entity offering services and/products to, or requesting services and/or products from, the Company, as material that will implicate in loss of independence; (vi) is not a spouse, or relative up to the second degree of any of the Company’s officers or directors; and (vii) does not receive any other kind of remuneration from the Company other than that arising from its term of office as board member (cash earnings generated by holdings in the Company’s capital are excluded from this restriction).

§3. The position of chairman of the board of directors and chief executive officer or main officer of the Company may not be accumulated by the same person.

Unaltered.

Functioning

Article 19. The board of directors shall have a chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the chairman, the chairmanship shall be assumed by the member previously designated by the chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

§1. As set forth in Article 150 of Corporation Law, in case of vacancy of a sitting member of the board of directors, not resulting in composition lower than the majority of the offices of the body, in accordance with the number of incumbent directors resolved by shareholders’ general meeting, the remaining members of the board of directors, assisted by the Corporate Governance and Compensation Committee ~~Nominating and Corporate Governance Committee~~ shall (i) indicate one substitute, who shall remain in the office until the next general meeting to be held after that date, when a new board member shall be elected to finish the mandate; (ii) opt for leaving vacant the office of the vacating member, provided that the number of members set forth in the caput of this Article is complied with. An Independent Member, shall only be substituted by another Independent Member.

§2. In case of vacancy in the majority of positions of the board of directors, a general meeting to elect the replacements, which will complete the term of the replaced members, shall be called within 15 days of the event.

§3. For the purposes of these Bylaws, vacancy will occur in case of death, permanent incapacity, resignation, removal or unjustified absence of the board member for more than three consecutive meetings.

§4. Respecting the provision of the caput of this Article in relation to the chairman, in case of the temporary absence of any member of the board of directors, such member shall be replaced by another board member appointed by the absent member, holding a power-of-attorney with specific powers. In this case, the substitute of the absent board member, besides his own vote, shall state the vote of the absent board member. An Independent Member shall only be substituted by another Independent Member.

Wording adjustments since the Compensation Committee and the Nominating and Corporate Governance Committee have been merged. There are no legal or economic effects expected.

Article 20. The board of directors shall meet at least bimonthly. Meetings of the board of directors shall be called by the chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the board of directors shall be considered to have been regularly called.

Unaltered.

Article 21. The quorum for board of directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§1. The decisions of the board of directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§2. Directors may take part at meetings of the board of directors by telephone or videoconference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

§3. The chief executive officer shall attend all meetings of the board of directors, providing clarification as needed.

Unaltered.

Powers

Article 22. In addition to such other powers and duties conferred on it by law and these Bylaws, the board of directors shall have powers to:

(a)       fix the general direction of the Company’s business;

(b)       define the strategic directions that should guide the preparation of the annual budget and business plan of the Company, to be prepared by the executive board;

(c)       approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

(d)      attribute, from the global amount of remuneration fixed by the shareholders in general meeting, the monthly remuneration of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;

(e)       nominate a slate for the election of the board of directors;

(f)        elect and remove the Company’s officers and determine their powers and duties, in accordance with the provisions of these Bylaws and ensuring that such positions are always occupied by trained people, familiar with the activities of the Company and its controlled companies, and also able to implement its business plans, long-term goals, and ensure the continuity of the Company;

(g)       supervise the officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(h)      determine the general remuneration criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(i)        instruct the votes related to the global remuneration of management to be cast by Company’s representative at the general meeting of shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(j)         in accordance with a plan approved by the shareholders in general meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

(k)       call general shareholders’ meetings;

(l)        submit to the shareholders in general meeting any proposed amendment to these Bylaws;

(m)    issue its opinion on the executive board’s management report and accounts, and authorize the distribution of interim dividends;

(n)      attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(o)       authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(p)      appoint and dismiss the Company’s independent auditors;

(q)       approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(r)        approve the issuance of debentures of any species and characteristics and with any guarantees, provided that, in the case of debentures convertible into shares, the limit authorized for the issuance of common shares, provided for in Article 6 hereof, is complied with;

(s)       approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(t)        approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders, except if provided in the annual budget or business plan then in effect;

(u)      authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the board of directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(v)       authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason, of a substantial part of the Company’s non-current assets, non-current assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item (u) above), when such transactions are not provided for in the annual budget;

(w)     approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery;

(x)       determine the list of three companies specialized in economical valuation, to be submitted to the general shareholders meeting for the purposes of Article 9, (b) of these Bylaws, for the preparation of the appraisal report of the Company’s shares for purposes of public offer of shares, cancellation of registration as a publicly-held company registration, exiting the Novo Mercado or mandatory public tender offer, in the cases provided under these Bylaws; and

(y) issue its opinion in advance, making it public and observing the rules laid out in Article 58 ~~61~~ hereof, on the terms of any public tender offer that having as purpose the acquisition of shares of the Company, whether such an offer is made pursuant to law or regulation in force, or in accordance with Article 53 ~~56~~ hereof.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

SECTION IV.III. - EXECUTIVE BOARD (DIRETORIA)

Article 23. The executive board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.

Unaltered.

Article 24. The executive board is not a collegiate body, but it may meet whenever necessary to deal with operational and strategic matters, at the discretion of the chief executive officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the executive board is a majority of the Company’s officers.

Unaltered.

Article 25. In the event of a vacancy on the executive board, or incapacity of an officer, the board of directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Unaltered.

Article 26. The executive board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the board of directors for a term of three (3) years, re-electing being permitted, and may be removed by it at any time.

Unaltered.

Article 27. The officers of the Company shall be appointed as chief executive officer (diretor presidente), investor relations officer (diretor de relações com investidores), chief executive financial officer (diretor executivo financeiro) and chief executive operating officer (diretor executivo operacional)~~, chief executive of Gafisa (diretor executivo da Gafisa) and the remaining chief executive operational officers (diretores executivos operacionais)~~. Accumulation of functions is allowed.

Alteration in the Board of Executive Officers’ composition, which shall consist of a chief executive officer, investor relations officer, chief executive financial officer and chief executive operating officer, in order to reflect current split of positions and responsibilities of the Company. There are no other legal or economic effects expected.

Article 28. The duties of the chief executive officer are:

(a)       to submit for approval by the board of directors the annual and/or five-year work plans and budgets, investment plans and new programs to expand the Company and companies controlled by Company, causing the plans, budgets and programs to be carried out on the approved terms;

(b)       to submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)       to formulate the Company’s operating strategies and directives based on the general orientation provided by the board of directors;

(d)      to establish the criteria for executing the resolutions adopted at the general shareholders’ meetings and meetings of the board of directors, with the participation of the other officers;

(e)       to coordinate and supervise the work of the executive board, and to call and chair its meetings;

(f)        to develop, together with the Corporate Governance and Compensation Committee ~~Nominating and Corporate Governance Committee~~, the succession plans referred to in Article 38 ~~41~~, item (l) ~~(d)~~, hereof;

(g)       attend meetings of the board of directors and the general meeting, as provided in these Bylaws and the applicable law;

(h)      to represent the Company towards shareholders, investors, customers, media, society and towards legal, business and government agencies, protecting the interests of the organization as well as its image; and

(i)        to supervise all the Company’s activities, and also other powers conferred upon it by the board of directors.

Reference and/or numbering adjustments, as well as wording adjustments since the Compensation Committee and the Nominating and Corporate Governance Committee have been merged. There are no legal or economic effects expected.

Article 29. In addition to such other functions as may be assigned by the board of directors, the investor relations officer is responsible for providing information to investors, CVM and BM&FBovespa, and for maintaining the Company’s registration, forms, records and other documents, up to date, in accordance with the regulations issued by the CVM and other regulatory or self-regulating agencies.

Unaltered.

Article 30. The duties of the chief executive financial officer are:

(a)       to be responsible for the Company’s budget control and management, monitoring indicators and analyzing reports to consolidate the budget, aiming to reach budget goals and to provide key managerial information;

(b)       to submit to the board of directors, after the opinion of the Audit Committee and fiscal council, the latter when installed, the management report and financial statements of the Company, being responsible for their content;

(c)       to ensure that the Controller’s department, including the control of management and of costs, provides indicators for decision-making, detecting elements that may influence the Company’s results;

(d)      to be responsible for the control of cash flow and investments aiming to maximize the financial result, within risk levels previously established by the Company;

(e)       to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and procedures supervision;

(f)        to perform investments feasibility studies related to new business, mergers and acquisitions in order to give support for decision-making;

(g)       to ensure proper management of the Company’s financial resources, as well as the relation between assets and liabilities through risk analysis of changes in the cost of liabilities in order to ensure the financial health of the Company;

(h)      to define strategies and guidelines for the Company, through annual planning of actions and elaboration of budget, together with other officers, aiming the goals established by the Company;

(i)        to participate in the executive board meetings (Article 24), in order to take decisions and define strategies jointly with the other officers, aiming at the Company’s development and success; and

(j)         to represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image.

Unaltered.

~~Article 31. The duties of chief executive of Gafisa are:~~

~~(a)       to submit the acquisition of land and/or participation in projects to approval, by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;~~

~~(b)       to submit feasibility studies and parameters for launching projects to approval by the executive or advisory committees of the Board of Directors, that may be constituted for this purpose;~~

~~(c)       ensure proper observation and enforcement of legislation and environmental requirements in land acquisition, purchase of participation stakes or launching of ventures;~~

~~(d)      to define guidelines for new partnerships or corporations to enable new enterprises, observing the policies and strategies previously established by the Company;~~

~~(e)       to ensure the proper delivery of ventures to customers, assuming responsibility for the delivery of all relevant legal documentation, within the guidelines established by the Company;~~

~~(f)        to define, to areas of the Company responsible for ventures incorporation, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the board of directors;~~

~~(g)       to define, to areas of the Company responsible for enterprise construction, short, medium and long term guidelines for strategic planning, having them transmitted to the other officers to cause their implementation, aiming to ensure financial and market results defined by the board of directors;~~

~~(h)      to ensure the due management of the Company’s funds regarding the acquisition or disposal of fixed assets required for building, also being responsible for managing the control and maintenance of these assets;~~

~~(i)        set guidelines for the approval of new partners in the construction area, and be responsible for monitoring the cost, time and quality of services provided by these partners, as well as for the environmental management of the partner and for obtaining all relevant documentation to be presented;~~

~~(j)         to approve and to ensure the compliance with the Company’s budget, monitoring reports periodically, in order to keep its control, to perform analysis and to propose actions, aiming to reach the goals established for each region;~~

~~(k)       to place the Company in the market through the development and maintenance of its image and products in order to keep its visibility before current and potential clients;~~

~~(l)        to accompany the development of new products as well as to monitor national and foreign markets, specially competing companies, aiming to keep Company’s competitiveness;~~

~~(m)    to monitor and guide the real estate legal advice, and be responsible for producing and obtaining all licenses, certificates and other documentation required according to the location of the product, in order to facilitate the release and incorporation, always within the time stipulated in advance;~~

~~(n)      monitor the actions and results of marketing and sales, monitoring performance indicators, actions of communication and of institutional and products marketing as well as identifying new business opportunities;~~

~~(o)       to define pricing, terms of sales and trade agreements, ensuring the implementation of trade policy of the Company, aiming for profit maximization, and achievement of sales targets, taking responsibility for the approval of sales that are not at odds with the prices and conditions established for each unit;~~

~~(p)      to ensure the relationship and negotiations with customers through its own channels, outsourced (real estate brokers) and/or special channels, involving visits, frequent contact and availability of budgets, to ensure customer satisfaction on the products and services offered;~~

~~(q)       to ensure the efficient control of the bank loans operations of the customers (bank transfer) in the deadline established, and be responsible for paying taxes and obtaining all documentation required for the bank transfer; and~~

~~(r)        to represent the Company towards shareholders, investors, customers, media, corporations, the society and towards legal, corporate and governmental bodies, protecting the interests of the organization as well as its image.~~

Removed since the position of “Gafisa’s executive officer” has been eliminated, with the partial transfer of his duties to the chief executive operating officer, so that to reflect current split of positions and responsibilities of the Company. There are no other legal or economic effects expected.

Article 31 ~~32.~~. The duties of chief executive operating officer ~~chief executive operational officers~~, in addition to such other functions as may be assigned by the board of directors:

(a) to promote the development of Company’s activities, pursuant to its corporate purpose, in addition to the activities of other officers;

(b) to coordinate the Company’s and its subsidiaries’ activities, observing the duties and responsibilities of other officers;

(c) to promote the budget management of areas of the Company under its supervision, including the management and cost control~~;~~

(c)~~(d)~~ to coordinate the performance of its area and specific liabilities with those of the other officers; ~~and~~

(d) ensure the execution of projects through the planning, management and supervision of works, aiming at ensuring the compliance with the physical and financial schedule, assuring the quality standard established by the Company and within regulated environmental guidelines;

(e) attract and develop businesses, by means of the identification, market studies and competitive intelligence and market prospect, aiming at sustaining the Company’s competitiveness and profitability;

(f) be liable for the domestic technical management by monitoring the entire technical assets including projects, costs, logistics, planning, security and sustainability aiming at ensuring the evolution of projects according to the physical and financial schedule established;

(g) be liable for market studies through the identification of regional factors, economic and physical feasibility analyses for the project development, with a view to subsidizing the land acquisition;

(h) submit the purchase of land and/or stake in projects for approval by executive or advisory committees of the board of directors, eventually created for such purpose;

(i) monitor the progress of projects and support to the works, involving from preliminary phase until the delivery of work, aiming at cooperating to achieve the results established in terms of quality, financial return and customer satisfaction;

(j) ensure the correct observance and compliance with the environmental laws and requirements in the acquisition of land, interest or project launches;

(k) ensure the correct delivery of projects to clients, being liable for delivering entire related legal documentation, complying with the guidelines set out by the Company;

(l) be liable for creating and developing new products nationwide through marketing analyses, innovation, technical feasibility studies, interacting with other areas involved in the process with a view to launching different products in the market;

(m) monitor the domestic and international markets, especially competitors, with respect to the development of new technologies and/or new practices or products, seeking to maintain the Company’s competitiveness;

(n) define the guidelines of new partnerships or entities in order to make feasible new projects, complying with the policies and strategies previously established by the Company;

(o) define guidelines to approve new partners in the building sector, being liable for monitoring the costs, terms and quality of services rendered by these partners, as well as partner’s environmental management and survey of entire related documentation to be submitted;

(p) conduct the budgetary management of the Company’s areas under his responsibility and from time to time supervising and monitoring management and costs, aiming at ensuring the compliance with the budget established;

(q) monitor and be liable for variations in the success or failure of projects, results contracted and projected, through managerial reports, aiming at conducting continued improvements to the Company’s processes;

(r) be liable for keeping the continued upgrade and technical evolution of his staff, besides promoting the motivation of these professionals;

(s) position the Company in the market by developing and maintaining its image and its products, in order to keep its visibility with its current and potential clients; and

(t)~~(e)~~ to represent the Company towards customers, media, the society and legal, business and government bodies, protecting the interests of the organization and watching over its image.

Reformulation of the chief executive operating officer’s duties so that to reflect current split of positions and responsibilities of the Company. There are no other legal or economic effects expected.

Art. 32 ~~33~~. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

(a)    any two officers;

(b)   any officer acting jointly with an attorney-in-fact with specific powers; or

(c)    two attorneys-in-fact with specific powers.

§1. The Company shall be represented in accordance with the immediately preceding provisions of this Article 33 in the incorporation of, or acquisition of interests in, special purpose companies (SPCs) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§2º. The Company may be ~~will be~~ severally represented by only one Officer or attorney-in-fact with specific powers ~~any officer~~, without the formalities provided for in this Article 32 ~~33~~, in the practice of the following acts:

(a) for the purposes of receiving service of process or notice, ~~and~~ giving testimony or the Company representation in court and in administrative proceedings;

(b) the Company representation at general meetings and partners’ meetings of entities in which it holds interest; and

(c) the practice of administrative routines, inclusive before public, state, federal agencies, and of the Federal District, environmental, financial institutions, mixed-economy entities, independent governmental agencies, boards of trade, labor court, INSS (Brazilian Social Security Institute), Internal Revenue Service, Federal Savings Bank, Caixa Seguros, FGTS (Government Severance Indemnity Fund for Employees), payment banks and others of same nature and notary offices in general.

§3. Powers of attorney shall always be granted or revoked by any two officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

§4. The Board of Directors may authorize the practice of specific acts binding the Company by the signature of only one Officer or an attorney-in-fact regularly empowered, or also, establish the competence and authority for the practice of acts by a single representative.

Alteration in the Company representation so that to allow an isolated representation in cases of smaller complexity, as well as attendance at general meetings and partners’ meetings of SPEs, representation in court, and representation before public agencies for administrative routines (forwarding agents, for instance). There are no other legal or economic effects expected.

SECTION IV.IV. - ADVISORY COMMITTEES

Article 33 ~~34~~. The board of directors shall have, as advisory bodies, an Audit Committee and a Corporate Governance and Compensation Committee~~, a Compensation Committee and a Nominating and Corporate Governance Committee~~, which shall, within their competence, provide subsidies to the decisions of the board of directors and, if the latter so determine, assist the executive board in implementing internal policies approved by the board of directors.

§1. Since these are advisory bodies, the committees’ decisions mean recommendations to the board of directors, which shall be accompanied by related grounds for the board of directors’ decision-making process.

§2. ~~Sole paragraph~~. The board of directors may determine the creation of other advisory committees, defining its composition and specific powers.

Simplification of the Company’s administrative structure, since the Compensation Committee and the Nominating and Corporate Governance Committee have been merged, with the consolidation of their duties.

Express inclusion of requirement that committees’ recommendations shall be accompanied by respective grounds, so that to allow the Board of Directors’ decision-making process.

There are no other legal or economic effects expected.

Art. 34 ~~35~~. The Advisory Committees shall meet regularly, deciding by a simple majority of its members.

§1. The meetings of the Advisory Committees may be held jointly amongst committees, or with the board of directors, should it be deemed necessary given the nature of matter.

§2. Each Advisory Committee will have, among its members, a chairman who will manage the tasks of the Committee, organizing the agenda of its meetings, overseeing the drafting of the correspondent minutes, informing the board of directors about the Committee's work and acting along with the executive board in the necessary assistance to the implementation of internal policies within the scope of its duties.

§3. Resolutions and statements of each Advisory Committee shall be drawn up in books to be open and kept by the Company at its headquarters.

§4. In performing their duties, the Advisory Committees shall have full access to the information they need and shall have the appropriate administrative structure and resources to hire independent advice, at its discretion and under conditions, including those of remuneration, that may be hired directly by the members of the Advisory Committees.

§5. Whenever necessary, the members of the executive board or of the board of directors can be invited to participate in the meetings of the Advisory Committees.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Audit Committee

Article 35 ~~36~~. The Audit Committee is permanent composed of, at least, 3 members, all of them Independent Board Members.

§1. In any case, members of the Audit Committee shall meet the requirements set forth in §2 of Article 18 hereof, as well as the other requirements of independence and experience in matters relating to accounting, auditing, finance, taxation and internal controls required by the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), and at least one of the members shall have vast experience in accounting and financial management.

§2. The members of the Audit Committee shall be appointed by the Nominating and Corporate Governance Committee and elected by the board of directors for a term of two years, with reelection being allowed.

Express inclusion that the Company’s audit committee shall be permanent, as well as reference and/or numbering adjustments. There are no legal or economic effects expected.

Art. 36 ~~37~~. It is incumbent on the Audit Committee, amongst other functions that may be assigned to it by board of directors or that are required by SEC and NYSE rules, always reporting to the board of directors in the exercise of its functions, to:

(a)      recommend the independent auditors to the preparation or publication of audit opinion or other services related to audit, review and certification, approving their remuneration and scope of contracted services;

(b)     supervise the work of independent auditors;

(c)      review and approve the scope(s) of the annual(s) audit plan(s) of independent auditors;

(d)     evaluate the qualifications, performance and independence of auditors;

(e)      establish guidelines for the hiring, by the Company, of employees or former employees of a company that has provided audit services to the Company;

(f)      at least once a year, evaluate performance, responsibilities, budget and staffing of the internal audit function of the Company, as well as reviewing the internal audit plan (including reviewing the responsibilities, budget and staff of internal audit function of the Company together with its independent auditors);

(g)     review and discuss with Company management and independent auditors, in separate or joint meetings, the annual audited financial statements;

(h)     review, together with management, the Company’s general policies on disclosure of results as well as on guidance on the financial information and earnings provided to analysts and credit risk rating agencies, including, in each case, the type of information to be disclosed and the type of presentation to be made, with special attention to usage of financial information not provided for in generally accepted accounting principles;

(i)       review, periodically, together with the Company's management and independent auditors, in separate or joint meetings: (i) any reviews or other written communications prepared by management and/or by independent auditors, containing relevant questions on the disclosure of financial information or understandings adopted in the preparation of financial statements; (ii) the critical accounting policies and practices of the Company; (iii) transactions with related parties, as well as the operations and structures not reflected in financial statements; (iv) any relevant issues regarding accounting principles and presentation of financial statements, including any significant changes in the choice or application of accounting principles by the Company, and (v) the effect of initiatives or acts, applicable to the Company, by authorities of an administrative nature or in charge of accounting rules;

(j)       review, together with the chief executive officer and the chief executive financial officer, the Company’s procedures and controls of disclosure, as well as internal controls related to the financial reports, including the statement of any significant deficiencies and relevant flaws in the design or operation of internal controls related to the financial reports, which are reasonably likely to affect the Company's ability to record, process, summarize and report financial information, as well as any fraud involving members of management or other employees who have significant role in the internal control related to the financial reports;

(k)     consider and discuss with the independent auditors any audit problems or difficulties, as well as management's response to those, such as: (i) restrictions to the scope of independent auditors activities, or to the access to required information; (ii) accounting adjustments that were not subject to reservation notice or proposal by the auditor, but that have been analyzed for its relevance or other reason; (iii) communications between the audit team and the auditing firm’s national office in respect to auditing or accounting issues raised by contracting, and (iv) any opinion to the management or letter on internal controls issued by the auditor, or intended to be issued by the auditor;

(l)       settle any disagreements between management and any independent auditors, in relation to the Company's financial reports;

(m)   review the Company’s policies and practices for purpose of risk assessment and risk management, including through discussion with management of the major financial risks to which the Company is exposed, and the measures implemented to monitor and control such exposures;

(n)     assist the board of directors in carrying out oversight functions of the executive board;

(o)     review the Company's Code of Ethics and Conduct, as well as the procedures adopted for monitoring the conformity with it, including procedures for receiving, preserving and treating complaints received by the Company regarding accounting matters, auditing or internal accounting controls as well as procedures for submission, by employees of the Company, on an anonymous and confidential basis, of issues of concern regarding questionable accounting or auditing matters;

(p)     review annually the conformity with applicable law and Code of Ethics and Conduct, including through a review of any reports prepared by lawyers representing the Company, addressing the relevant law violation or breach of fiduciary duty;

(q)     analyze possible conflicts of interest involving members of the board of directors, as well as provide opinion on whether any such directors should vote in any matter that may give rise to conflict of interests or not, and

(r)       analyze any complaints regarding accounting, auditing and internal accounting controls matters received in accordance with the procedures above.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Corporate Governance and Compensation Committee Compensation Committee

Article 37 ~~38~~. The ~~Compensation Committee~~ Corporate Governance and Compensation Committee is permanent, composed of, at least, 3 members, all of whom shall be Independent Members.

§1. It is desirable that at ~~At~~ least one (1) of the members of the Corporate Governance and Compensation Committee ~~shall~~ have previous experience with management of human resources, and with the development of functions related to the establishment of compensation policies, corporate goals and with personnel recruitment and retention.

§2. The Corporate Governance and Compensation Committee shall be ~~appointed by the Nominating and Corporate Governance Committee and~~ elected by the Board of Directors for a term of two years, with reelection being allowed.

Simplification of the Company’s administrative structure, since the Compensation Committee and the Nominating and Corporate Governance Committee have been merged, with the consolidation of their duties.

Express inclusion that the Company’s Corporate Governance and Compensation Committee shall be permanent, as well as reference and/or numbering adjustments.

There are no legal or economic effects expected.

Article 38 ~~39~~. It is incumbent upon the Corporate Governance and Compensation Committee, amongst other functions that may be assigned to it by board of directors, to:

(a)      propose to the board of directors, and annually review, the parameters and guidelines and the consequent policy of compensation and other benefits to be granted to the Company's officers, members of the Advisory Committees and other advisory bodies of the board of directors, as well as to senior employees of the Company and its controlled companies;

(b)     annually propose to the board of directors the compensation of the Company's officers, to be submitted to the general meeting of shareholders;

(c)      propose to the board of directors the orientation of votes to be cast as provided in Article 22, item (i);

(d)     recommend for approval by the board of directors, the allocation of the overall amount of the compensation fixed by the shareholders’ general meeting, of the monthly fees for each of the members of the management, the Advisory Committees, and other advisory bodies of the Company;

(e)      review and recommend, to the approval of the board of directors, in regard to each officer of the Company, its: (i) annual salary level; (ii) annual compensation incentive and long term compensation incentive; (iii) conditions applicable for its hiring, resignation and change of position; and (iv) any other type of compensation, indemnification and benefits;

(f)      recommend, to the approval of the board of directors, the prior approval of implementation, change in conditions or granting made in accordance with the long-term compensation incentive plan of the officers and employees, including the granting of stock options to officers and employees or persons providing services to the Company and to companies controlled by the Company;

(g)     recommend, to the approval of the board of directors, the allocation, to the Company's officers, of their profit-sharing compensation, as based in the earnings stated in the balance sheets drafted by the Company, including interim balance sheets, respecting the limitations and provisions provided by law and in these Bylaws; and

(h)     review, and submit to the board of directors, the goals and aims related to the officers and senior employees compensation plan, monitoring its implementation and performing the evaluation of performance of such officers and senior employees in the face of such goals and aims;

(i) identify qualified persons to become members of the board of directors and board of executive officers and appoint these candidates to the board of directors, observing the legal, regulatory rules hereof in relation to requirements and impediments and Management election;

(j) identify qualified persons for other senior executive positions at the Company and its subsidiaries, appointing them to the board of directors;

(k) recommend the appointment of members of the Audit Committee and other advisory committees;

(l) develop jointly with the chief executive officer, succession plans so that to ensure that positions at the Management bodies are always held by qualified persons, acquainted with the activities of the Company and its subsidiaries, and competent to implement its business plans, its objectives in the long term and ensure the continuity of the Company;

(m) develop, review and advise the board of directors on the wording of the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company, as well as other in-company’s policies related to corporate governance deemed necessary;

(n) periodically review the responsibilities of all Advisory Committees and other advisory bodies and advise on any amendment proposal to the board of directors;

(o) continuously monitor and ensure the compliance with the Company’s corporate governance guidelines and principles, proposing improvements and alterations;

(p) prepare an annual report related to the performance of its duties, evaluating the performance of members of the board of directors and board of executive officers, the compliance with the Company’s corporate governance guidelines and other matters the Nominating and Corporate Governance Committee deems relevant, as well making recommendations as to the number of members, composition and operation of the Company’s bodies; and

(q) propose actions related to corporate sustainability and social responsibility, as well as develop strategies to maintain or add value to the Company’s institutional image.

Simplification of the Company’s administrative structure, since the Compensation Committee and the Nominating and Corporate Governance Committee have been merged, with the consolidation of their duties. There are no other legal or economic effects expected.

Nominating and Corporate Governance Committee

~~Article 40. The Nominating and Corporate Governance Committee is composed of at least 3 (three) members, all of whom shall be Independent Members.~~

~~Sole paragraph. The Nominating and Corporate Governance Committee members shall be elected by the board of directors for a term of two years, with reelection being allowed.~~

Simplification of the Company’s administrative structure, since the Compensation Committee and the Nominating and Corporate Governance Committee have been merged, with the consolidation of their duties. There are no other legal or economic effects expected.

~~Article 41. It is incumbent upon the Nominating and Corporate Governance Committee, amongst other functions that may be assigned to it by board of directors, to:~~

~~(a)      identify suitable persons to become members of the board of directors and of the executive board, and recommend such candidates to the board of directors, subject to the laws, regulations and these Bylaws, regarding the requirements and impediments to elect directors and officers;~~

~~(b)     identify suitable people for other senior executive offices of the Company and companies controlled by the Company, indicating them to the board of directors;~~

~~(c)      recommend the nomination of members to the other advisory committees and any other committee established by the board of directors;~~

~~(d)     develop, together with the chief executive officer, succession plans to ensure that positions in the management are always occupied by trained and suitable people, familiar with the activities of the Company and of its controlled companies, and people able to implement their business plans, long-term goals and ensure continuity of the Company;~~

~~(e)      develop, review, and recommend to the board of directors, the wording of the Manual for Disclosure and Use of Information and of the Policy on Trading of Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), as well as other internal policies on corporate governance that come to be necessary;~~

~~(f)      periodically review the responsibilities of all advisory committees and other committees established by the board of directors, and recommend any proposal for changes thereto to the board of directors;~~

~~(g)     continuously monitor and ensure compliance with the Company’s guidelines and principles of corporate governance, proposing improvements and changes;~~

~~(h)     prepare an annual report on the performance of its functions, evaluating the performance of members of the board of directors and the executive board, the compliance with the Company’s corporate governance guidelines and other matters that the Nominating and Corporate Governance Committee considers appropriate, as well as giving recommendations as to the number of members, composition and functioning of the Company’s bodies; and~~

~~(i)       propose actions related to sustainability and corporate social responsibility, as well as to develop strategies that maintain or add value to the Company's institutional image.~~

Ditto above.

CHAPTER V

FISCAL COUNCIL (CONSELHO FISCAL)

Art. 39 ~~42~~. The fiscal council shall not be permanent, being installed at the request of shareholders and shall have the powers, duties and responsibilities established by law. The fiscal council shall cease functioning at the first general shareholders’ meeting following its formation, and its members may be re-elected.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Art. 40 ~~43~~. The fiscal council is composed of at least three (3) and up to five (5) effective members, with an equal number of alternates, all elected by the shareholders in general meeting.

§1. The remuneration of the members of the fiscal council shall be fixed at the general shareholders’ meeting at which they are elected.

§2. The investiture of the members of the fiscal council members is conditional upon their execution of the Statement of Consent from Fiscal Council Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Rules.

Reference and/or numbering adjustments. There are no legal or economic effects expected.
Art. 41 ~~44~~. The fiscal council shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.	Reference and/or numbering adjustments. There are no legal or economic effects expected.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Art. 42 ~~45~~. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Art. 43 ~~46~~. The Company, by resolution of the board of directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the board of directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§1. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

§2. The dividends and interest on its own capital distributed under the terms of this Article 43 ~~46~~ shall be attributed to the mandatory dividend.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Art. 44 ~~47~~. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the board of directors.

§2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

(a) 5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193, §1 of Corporation Law;

(b) from the remaining net profits for the year, after the deduction referred to in item (a) of this Article 44 ~~47~~ and the adjustment provided for in Article 202 of Corporation Law, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(c) an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§3. The reserve established in item (c) of §2 of this Article 44 ~~47~~ may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the shareholders in general meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§4. After the distribution provided for in the previous paragraphs, the shareholders in general meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the board of directors and subject to applicable law.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

CHAPTER VII

CONTROL AND ABSENCE OF CONTROL

Art. 45 ~~48~~. Any Disposal of Control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the Acquirer of Control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Rules and on terms that ensure equal treatment with the Disposing Controlling Shareholder.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 46 ~~49~~. The public tender offer referred to in Article 45 ~~48~~ shall also be made

(a) in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; or

(b) in the event of the disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to BM&FBovespa the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 47 ~~50~~. Any person which acquires Control by reason of a private purchase agreement made with the Controlling Shareholder involving any number of shares is required to:

(a) make the public tender offer referred to in Article 45 ~~48~~;

(b) pay, as set forth herein, the amount equivalent to the difference between the price paid on the public tender offer and the amount paid by share eventually acquired in the stock exchange for a six-month period prior to the acquisition of Control, duly adjusted for inflation until date of payment. Said amount shall be distributed amongst all people who sold Company’s shares on the trading days the Acquirer of Control carried out the acquisitions, in the proportion of daily net selling balance for each of them, and BM&FBovespa shall be responsible for operating the distribution, according to its regulations; and

(c) take such action as may be necessary to restore the Minimum Free Float of the Company’s Shares within the six (6) months following the acquisition of Control. For the purposes of this item, “Minimum Free Float of the Company’s Shares” means the Shares of the Company under negotiation, necessary for the Company to be admitted in the Novo Mercado, a percentage that shall be kept during the whole period that Company’s securities are registered for trading in Novo Mercado, which should be at least 25% (twenty-five percent) of the total outstanding shares of the Company.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 48 ~~51~~. The Company shall not record (i) any transfer of shares to the Purchaser, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores) referred to in the Novo Mercado Rules; or (ii) in its headquarters, no shareholders’ agreement that provides for the exercise of Control, until the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 49 ~~52~~. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or in virtue of a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the general meeting which approves the reorganization, the public tender offer to be made by the Controlling Shareholder, or the Company, or by the shareholders referred to in Article 51 ~~53~~ (b), items “i” and “ii”, as applicable, shall do a public tender offer for the acquisition of shares of the remaining shareholders, offering at least the Economic Value determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 50 ~~53~~. In case there is no Controlling Shareholder:

(a) whenever the shareholders in general meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, by the minimum price correspondent to the Economic Value determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the general meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

(b) in case it is approved the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or in virtue of a corporate reorganization in which the resulting company’s securities are not admitted for trading on the Novo Mercado within the term of one hundred and twenty (120) days counted from the general meeting which approves the reorganization, the Company’s exit from Novo Mercado shall be conditioned to the public tender offer in the same conditions as described in Article 49 ~~52~~ above;

i. Said shareholders’ general meeting shall determine the person(s) in charge of making the public offer for the acquisition of shares, which (who), present at the meeting, shall expressly assume the obligation to make the offer;

ii. In the event that the persons in charge of making the public offer for the acquisition of shares cannot be determined, in the case of the operation or corporate reorganization, in which the company resulting from such reorganization does not have its securities admitted to trading in the Novo Mercado, the shareholders which / who voted for the corporate reorganization shall make said offer.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 51 ~~54~~. In case the Company has no Controlling Shareholder and BM&FBovespa determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Rules, the chairman of the board of directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an extraordinary general shareholders’ meeting to replace the entire board of directors.

§1 In the event the extraordinary general shareholders’ meeting referred to in this Article 51 ~~54~~ is not called by the chairman of the board of directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§2. The new board of directors elected at the extraordinary general shareholders’ meeting referred to in the preceding provisions of this Article 51 ~~54~~ shall cure the non-compliance with the obligations under the Novo Mercado Rules in the shortest period of time possible or within the new time period granted by BM&FBovespa for this purpose, whichever is shorter.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 52 ~~55~~. The Company’s exit from the Novo Mercado due to the noncompliance with the liabilities contained in the Novo Mercado Rules is subject to the making of public offer for the acquisition of shares, at least, for the Economic Value of the shares, determined in the appraisal report drafted in accordance to Article 9, item (b), and in observance of applicable law and regulations.

§1. The Controlling Shareholder shall make the public offer for the acquisition of shares provided for in the caput of this Article 52 ~~55~~.

§2. In case the Company has no Controlling Shareholder, where the Company exits the Novo Mercado by the reason referred to in the caput of this Article 52 ~~55~~ resulting from:

(a)    a resolution adopted at a general meeting of shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

(b) an act or event of Management, the Management shall call a general meeting to decide on the manner of solving the non-compliance and on the possible exit of the Company from Novo Mercado. In case the general meeting decides that the Company shall exit the Novo Mercado, the general meeting shall determine the person(s) in charge of making the public offer for the acquisition of shares as set forth in caput, which (who), present at the meeting, shall expressly assume the obligation to make the offer.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

CHAPTER VIII

PUBLIC TENDER OFFER FOR PURCHASE OF SHARES IN CASE OF OBTAINING A RELEVANT EQUITY STAKE

Article 53 ~~56~~. Any shareholder or Group of Shareholders (“Relevant Shareholder”) who comes to obtain: (a) a direct or indirect equity stake equal to or higher than 30% of the total shares issued by the Company; or (b) title to any other partners’ or equity rights, including by way of usufruct, that enables it to have voting rights pertaining to shares issued by the Company and which represent 30% or more of its corporate capital, shall (i) give immediate notice, by means of a statement to the investors relations officer, in accordance with CVM Instruction No. 358/02, of such acquisition; and (ii) make a public tender offer for acquisition of the shares held by the remaining shareholders of the Company.

§1. The Relevant Shareholder shall, within the final deadline of 45 days counted from the date of the statement mentioned in Article 53 ~~56~~, promote the publication of a tender offer announcement for the acquisition of the totality of the shares issued by the Company and held by the other shareholders, in accordance with the provisions of Corporation Law, the regulations enacted by CVM and stock exchanges in which the securities issued by the Company are traded, and with the rules established in these Bylaws.

§2. The Relevant Shareholder shall comply with any requests or demands by the CVM within the terms established under the applicable regulation.

§3. The price to be offered for the shares issued by the Company subject to the tender offer (“Offer Price”) shall be equivalent, at least, to the Economic Value, determined in accordance with an appraisal report made pursuant to the provisions of Article 9, item (c), and of Article 10.

§4. The tender offer must necessarily comply with the following principles and procedures, together with others, whether applicable, and as expressly established in Article 4 of CVM Instruction No. 361/02 or any other regulation that comes to replace it:

(a) it shall be directed equally to all shareholders of the Company;

(b) it shall be effected by an auction to be held on BM&FBovespa;

(c) it shall be performed in a manner as to assure equal treatment to all recipients, allowing them to obtain adequate information about the Company and the offeror and providing them with the elements required for taking an informed and independent decision in regard of tendering their shares;

(d) it shall be immutable and irrevocable after the publication of the tender offer announcement, in accordance with CVM Instruction No. 361/02, except for what provided in Article 54 ~~57~~, §2;

(e) it shall be launched at the price determined in accordance with the provisions of this Article 53 ~~56~~ and settled in cash, in national currency; and

(f) it shall be instructed with the appraisal report of the Company referred to in §3 above.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 54 ~~57~~. The shareholders with title to at least 10% of the shares issued by the Company, excluding from such total the shares held by the Relevant Shareholder, may request to the management of the Company that a special general meeting is called to decide on the performance of a new appraisal of the Company for means of reviewing the Offer Price, so that a report is drafted also in accordance with the appraisal report referred to in Article 53 ~~56~~, §4, item (f), and pursuant to the procedures provided under Article 4-A of Corporation Law and subject to the provisions of the applicable regulations enacted by CVM and of this Chapter.

§1. In the special general meeting referred to in Article 54 ~~57~~, all shareholders, except for the Relevant Shareholder, shall be entitled to vote.

§2. In case the special general meeting referred to in this Article 54 ~~57~~ decides that a new appraisal shall be performed and such new report comes to establish a value higher than that initially applied to the tender offer, the Relevant Shareholder may withdraw the public tender offer, and in this case it shall comply, if applicable, with the procedure set forth in Article 28 of CVM Instruction No. 361/02, or any other rule that comes to replace it, and also dispose of the excess shares within a term of 3 months counted from the date of said special general meeting.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 55 ~~58~~. The requirement to make a mandatory tender offer under Article 53 ~~56~~ does not exclude the possibility of another shareholder of the Company or, if the case, of the Company itself to make another offer, whether competing or isolated, and in accordance with applicable regulations.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 56 ~~59~~. The obligations applicable under Article 254-A of Corporation Law and under Article 45 ~~48~~ do not exclude the need for the Relevant Shareholder to comply with the obligations applicable under this Chapter.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 57 ~~60~~. The requirement to make a mandatory tender offer under Article 53 ~~56~~ shall not be applicable in the following cases:

(a) when a Controlling Shareholder, who held more than fifty percent (50%) of the Company’s capital immediately prior to the obtaining of the 30% equity stake by the Relevant Shareholder, remains in the Company;

(b) if the 30% equity stake is obtained by the Relevant Shareholder as a result of purchases made under another public tender offer for the acquisition of shares, made in accordance with the Novo Mercado Rules or with the applicable law, and which had as purpose the acquisition of all the shares issued by the Company, provided that such tender offer shall have been effected for a price at least equal to the Offer Price;

(c) if the 30% equity stake is obtained by the Relevant Shareholder (i) involuntarily, as a result of any cancellation of shares in treasury, share redemption or capital reduction of the Company with cancellation of shares; or (ii) by a subscription of shares made under a primary offer and in reason of the fact that such amount was not fully subscribed by the ones entitled to preemptive rights or of the fact that there was not a sufficient number of interested parties for the public distribution; or (iii) as a result of a merger, consolidation or share exchange merger (incorporação de ações) involving the Company; and

(d) in the case of a Disposal of Control of the Company, in which case the rules provided under Chapter VII of these Bylaws shall be observed.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 58 ~~61~~. If any announcement of a public tender offer for acquisition of all shares issued by the Company is published, whether made in accordance with this Chapter VIII or in accordance with the applicable law and regulations, and whether settled in cash or by an exchange of securities issued by a publicly-held company, the board of directors shall meet within 10 days to assess the terms and conditions of the offer is made, and complying with the following principles:

(a) the board of directors may hire specialized external advisors, meeting the requirements of Article 10, §1, with the purpose of providing advice in the analysis of the convenience and opportunity of the offer, in consideration of the general interest of the shareholders and of the economic industry of the Company and its controlled companies, and of the liquidity of the securities offered, if the case;

(b) the board of directors shall pronounce for or against the terms of the public offer in analysis, which shall be made through prior grounded opinion disclosed no later than fifteen (15) days upon the publication of the notice of the public offer for the acquisition of shares, which shall include, at least, (i) the convenience and timely nature of the public offer for the acquisition of shares as to the interest of the group of shareholders, and in relation to the liquidity of the securities held thereby; (ii) the repercussions of the public offer for the acquisition of shares on the Company’s interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points the board of directors deem relevant, as well as the information required by the applicable rules set forth by the Brazilian Securities and Exchange Commission (“CVM”); and

(c) the public tender offer shall be immutable and irrevocable, but it may conditioned by the offeror, in case of a voluntary offer, upon the minimum acceptance of shareholders that hold at least 2/3 of the Company’s shares, excluding those in treasury.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 59 ~~62~~. In case the Relevant Shareholder does not comply with the obligations required under this Chapter, including in regard of compliance with the deadlines (i) for making the statement referred to in Article 53 ~~56~~; (ii) for making or requesting registration of the public tender offer; or (iii) for complying with any requests or demands by the CVM, then the board of directors of the Company shall call an extraordinary general meeting, in which the Relevant Shareholder shall not be entitled to vote, to decide on the suspension of exercise of the Relevant Shareholder rights, in accordance with Article 120 of Corporation Law.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

CHAPTER IX

LIQUIDATION

Article 60 ~~63~~. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the shareholders in general meeting shall establish the manner of liquidation and install the fiscal council, which shall function during the period of liquidation. The board of directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

CHAPTER X

ARBITRATION

Article 61 ~~64~~. The Company and its shareholders, Managers and members of the fiscal council are obligated to resolve by arbitration before the Arbitration Chamber of Market, any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular,  the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Corporate Law, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the securities market in general, in addition to the provisions of the Novo Mercado Rules, the Arbitration Rules, the Regulation of Sanctions and the Novo Mercado Participation Agreement.

Sole Paragraph. For the purposes of the provisions in the caput of this Article 61 ~~64~~, the terms “Arbitration Rules” and “Regulation of Sanctions” employed above shall have the meanings assigned thereto as follows:

“Arbitration Rules” means the Rules of the Arbitration Chamber of the Market, including its later alterations, which rule the arbitration procedure to which all conflicts set forth in the arbitration clause set forth in the caput of Article 61 ~~64~~ of these Bylaws and contained in the Managers’ Consent, Majority Shareholders’ Consent, and that of the members of the fiscal council, shall be conducted; and

“Regulation of Sanctions” means the Regulation for Application of Pecuniary Sanctions of the Novo Mercado, including later amendments thereto, which rule the application of sanctions in the cases of total or partial noncompliance with the liabilities arising out of the Novo Mercado Rules.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

CHAPTER XI

GENERAL PROVISIONS

Article 62 ~~65~~. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Corporation Law. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the chairman of general shareholders’ meetings and board of directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

Article 63 ~~66~~. The provisions of the Novo Mercado Rules shall supersede the provisions in the Bylaws in the hypotheses of loss to the rights of those the public offer provided for in these Bylaws are intended to.

Reference and/or numbering adjustments. There are no legal or economic effects expected.

** ** **

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 10, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer